Exhibit 4.27

DIRECTOR RESTRICTED STOCK AGREEMENT

This agreement (the “Award Agreement”) is made as of [ ] by and between Creative Media & Community Trust Corporation, a Maryland corporation (the “Company”), and [ ] (the “Director”). Capitalized terms used in this Award Agreement and not defined herein shall have the meaning as set forth in the Company’s 2026 Equity Incentive Plan (the “Plan”).

1. Award. The Company has made a restricted stock award to the Director for [ ] shares of the Company’s common stock (the “Shares”). The award and the Shares are subject to the provisions of the Plan and, to the extent not inconsistent with the Plan, the terms and conditions of this Award Agreement.

2. Vesting and Forfeiture. The Shares will become vested one year from the date hereof (the “Vesting Date”), subject to the Director’s continuous service (“Service”) as a member of the Board of Directors of the Company (the “Board”) through the Vesting Date. Notwithstanding the foregoing, if the Director’s Service terminates before the Vesting Date by reason of the Director’s death or disability, then the Director will be fully vested in the Shares upon the date of such termination. In the event the Director’s Service terminates other than due to death or disability, any unvested Shares shall automatically be forfeited upon the date of such termination, unless otherwise determined by the Board in its discretion. For purposes of this Award Agreement, the Board shall determine in its discretion whether the Director’s Service has terminated due to “disability.” By executing this Award Agreement, the Director expressly authorizes the Company to cancel, reacquire, retire or retain, at its election, any unvested Shares if and when they are forfeited in accordance with this Award Agreement. The Director will execute and deliver such other documents and take such other actions, if any, as the Company may reasonably request in order to evidence such action with respect to any unvested Shares that are forfeited.

3. Dividends and Voting Rights. Prior to the Vesting Date, unless the Shares are forfeited in accordance with Section 2 above, the Director shall (i) have full voting rights with respect to the Shares pursuant to Section 2.3.2 of the Plan and be the beneficial and record owner of such Shares and (ii) notwithstanding Section 2.3.2 of the Plan, receive all dividends (whether ordinary or extraordinary and whether paid in cash, additional Shares or other property) or other distributions paid upon any Shares.

4. Applicable Law. The validity, construction, interpretation and effect of this Award Agreement shall be governed by and construed in accordance with the laws of the State of Maryland, without giving effect to the conflict of laws provisions thereof.

5. Counterparts. This Award Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

6. Section Headings. The section headings of this Award Agreement are for convenience of reference only and shall not be deemed to alter or affect any provision hereof.

IN WITNESS WHEREOF, this Award Agreement is entered into as of the date and year first above written.

CREATIVE MEDIA & COMMUNITY TRUST CORPORATION

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Name: David Thompson
Title: Chief Executive Officer

ACCEPTED AND AGREED:
Director – [ ]

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